FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of February, 2003

GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE

Fiscal 2002, unaudited revenues — Preliminary comments

Paris, February 13th, 2003

Estimated unaudited FY 2002 net profit of Euros 17 million

Substantial reduction of net debt during 4th quarter 2002

Revenues: CGG (SRD: 12016; NYSE : GGY) reports unaudited 2002 total revenues estimated at Euros 701 million (US$ 665 million) down 13% in Euros and down 8% in US$ compared to 2001 (Euros 803 million; US$ 720 million), reflecting principally the decrease of Sercel’s external revenues in a contracting seismic equipment market.

Net Income: Company anticipates for FY 2002 an unaudited net profit of approximately Euros 17 million, compared to a net profit of Euros 15.7 million in 2001. This result does not include any accounting impact on the balance sheet resulting from the loss of the CGG Mistral vessel on December 21st 2002 in view of the insurance payments to be received.

Net debt: At December 31st 2002, net debt stands at Euros 202 million, significantly down from the Euros 275 millions level at the end of September 2002 and down 12% when compared to Euros 229 million at the end of 2001. The gearing ratio of the CGG Group at the end of 2002 is 46% compared to 62% at the end of the third quarter 2002 and 49% at the end of 2001. This level of net debt does not include the favourable effect of the anticipated insurance reimbursements for the loss of the CGG Mistral, which, according to management estimates, should further reduce this gearing ratio by an additional ten points by the end of the first semester. A significant portion of these reimbursements had already been received from the insurance companies early February. Net cash available at the end of 2002 stands at Euros 117 million.

Detailed revenues per segment: Geophysical Services 2002 external revenues (Euros 508 million, US$ 483 million) were stable in Euros and up 5% in US$ compared to 2001 (Euros 512 million, US$ 459 million). The year has been characterized by the continued good level of sales of the offshore multi client library and by the strong operating performance of the data processing & reservoir strategic business unit.

Sercel’s Geophysical equipment total sales of Euros 262 million (US$ 247 million) for the year 2002 marked a decrease of 18% in Euros and 14% in US$ compared to the year 2001 (Euros 321 million, US$ 288 million). Excluding intra-group sales, revenues decreased 34% in Euros and 30% in US$ to Euros 193 million (US$ 182 million) compared to 2001 (Euros 291 million, US$ 261 million). This lower level of activity reflects adverse market conditions resulting from substantially reduced capital expenditures programs by the international seismic industry in particular during the second half of 2002. Sercel, nevertheless, maintained an excellent level of operating margin in 2002.

2003 Perspectives: Despite an environment currently affected by the uncertain international situation, the Company anticipates for the first half of 2003 an overall stable activity in the Geophysical Services market, the loss of the CGG Mistral having an overall relatively limited impact in an exclusive market environment with prices close to break even. Sercel will operate in a tight market but will benefit from its wide client base as well as from the strength of its product offering. In this context, the main objectives of the company in 2003 are the steady improvement of its operating performance and the further reduction of the net debt. On the strategic front, the Group’s 7.5% stake in PGS provides the basis for the necessary contacts in order to evaluate the prospect of consolidation of the seismic sector, with the sole objective of creation of value for the shareholders.

Backlog: As of February 1, 2003, CGG total backlog was Euros 275 million (US$ 297 million), marking a yearly 12% increase in US$.

Final audited results will be released on March 13th 2003.

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Contacts:	Christophe PETTENATI-AUZIERE Christophe BARNINI		(33) 1 64 47 36 75 (33) 1 64 47 38 10
Email:	invrel@cgg.com	Internet:	www.cgg.com

SIGNATURES

pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 – Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date: February 13th 2003	By Senior Executive Vice President, Strategy, Control & corporate planning /Christophe PETTENATI AUZIERE /

*	Print the name and title of the signing officer under his signature.